Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Nine Months Ended		Three Months Ended
	May 31, 2004	May 31, 2003	May 31, 2004	May 31, 2003

AVERAGE MARKET PRICE PER SHARE	$1.74	$1.45	$1.61	$1.56

NET INCOME (LOSS)	$(172,486)	$131,593	$9,132	$66,747

Basic weighted average number of common shares outstanding	3,318,900	3,285,844	3,318,900	3,318,900

Dilutive effect of stock options	—	208,197	108,975	240,435

Diluted weighted average number of common shares outstanding	3,318,900	3,494,041	3,427,875	3,559,335

Basic earnings (loss) per share	$(.05)	$.04	$00	$.02

Diluted earnings (loss) per share	$(.05)	$.04	$.00	$.02